Exhibit (a)(32)

Subject: Stock Option Exchange Program
For Distribution on January 6, 2003

Dear i2ers

I wanted to make you aware that we are distributing a revised Offer to Exchange which we have filed with the SEC that clarifies some aspects of the original Stock Option Exchange Program document that you received. These changes from the original Offer to Exchange document are not considered to be material, but since the documentation has changed, we recommend that you review this documentation prior to the Expiration Date of the Offer, which is scheduled to be January 14, 2003.

The Web-based tool where you can access copies of the revised Offer to Exchange as well as the other documents related to the Offer is located at the following address: https://cwwapp.i2.com/app/dept/stock/optexch/Login.cfm.

If you would like a paper copy of the revised Offer to Exchange, please send a request via email to: optionexchange@i2.com.